October 24, 2024

Ms. Michelle Beck

Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. Beck and Ms. Marquigny:

This correspondence responds to comments provided by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of Post-Effective Amendment No. 2 (the “Amendment”) to the registration statement of Themes ETF Trust (the “Registrant” or the “Trust”) with respect to Themes S&P 500 Dual Options Income ETF, Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Dual Options Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Dual Options Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF, Themes S&P 500 Dynamic Covered Call ETF, Themes AAPL PutWrite Options Income ETF, Themes AMZN PutWrite Options Income ETF, Themes COIN PutWrite Options Income ETF, Themes GOOGL PutWrite Options Income ETF, Themes MSFT PutWrite Options Income ETF, Themes NVDA PutWrite Options Income ETF, Themes TSLA PutWrite Options Income ETF and Themes VIX PutWrite Options Income ETF (collectively, the “Funds”), each a series of the Trust, filed by the Registrant on Form N-1A on January 30, 2024, and its review of correspondence filed by the Registrant on June 13, 2024, June 18, 2024 and August 29, 2024. For your convenience, the comments have been reproduced with responses following each comment. Responses provided to comments given pertaining to one section or Fund have been applied to other sections and Funds in the Amendment that contain the same or similar disclosure. In addition, please see Appendix A for a redline copy of the prospectus changes.

The Themes S&P 500 Dual Options Income ETF, Themes Nasdaq 100 Dual Options Income ETF and Themes Russell 2000 Dual Options Income ETF are collectively referred to as the “Dual Options Funds.” The Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, and Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF are collectively referred to as the “Iron Condor Funds.” All other capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

PROSPECTUS

Dual Options Funds and Iron Condor Funds

1.	Revise the graphs provided in the discussion of the Funds’ principal investment strategies to include the option premium income received from selling the options.

Response: The disclosure has been revised accordingly. Please see Appendix A for the revised graphs.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com or Karen Aspinall at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Partner Trust Counsel

APPENDIX A

THEMES ETF TRUST

PROSPECTUS

_________ __, 2024

[ ]	Themes S&P 500 Dual Options Income ETF	[ ]	Themes S&P 500 Dynamic Covered Call Strategy ETF

	Themes S&P 500 Enhanced Iron Condor Income ETF		Themes AAPL PutWrite Options Income ETF

	Themes S&P 500 Ultra Enhanced Iron Condor Income ETF		Themes AMZN PutWrite Options Income ETF

	Themes Nasdaq 100 Dual Options Income ETF		Themes COIN PutWrite Options Income ETF

	Themes Nasdaq 100 Enhanced Iron Condor Income ETF		Themes GOOGL PutWrite Options Income ETF

	Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF		Themes MSFT PutWrite Options Income ETF

	Themes Russell 2000 Dual Options Income ETF		Themes NVDA PutWrite Options Income ETF

	Themes Russell 2000 Enhanced Iron Condor Income ETF		Themes TSLA PutWrite Options Income ETF

Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF

each of the above is listed on [__________]

These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Funds offered through this Prospectus are not money market funds and do not seek to maintain a fixed or stable NAV of $1.00 per share.

INVESTMENT PRODUCTS:  ■  ARE NOT FDIC INSURED  ■  MAY LOSE VALUE  ■  ARE NOT BANK GUARANTEED

SUMMARY SECTIONS

Themes S&P 500 Dual Options Income ETF

Investment Objective

The Themes S&P 500 Dual Options Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as a “short strangle” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (every business day). On days when the Index experiences volatility, the Fund has the potential to incur losses (on any given day), which may be significant. To implement its short strangle strategy, every business day, the Fund will sell (or “write”):

(i)	call options on the S&P 500 Index with a strike price (the price at which the option can be exercised) above the current value of the Index, and

(ii)	put options on the S&P 500 Index with a strike price below the current value of the Index.

Each of these options will have one day to expiration and will be considered “out-of-the-money” when sold (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts). The put and call options will be sold daily and always in tandem, each having a notional value of approximately 100% of the Fund’s net assets at the time of sale (see below for further information on notional value). The strike price of each option sold will be as close to equidistant as possible from the value of the Index when written.

Short Strangle Strategy

The combination of these tandem put and call option positions (outlined above) creates what is known as a “short strangle,” and this combination of options transactions will be reestablished by the Fund daily. As the seller of the options, the Fund receives cash (the “premium”) from the purchaser. The Fund’s short strangle is designed to provide income in the form of option premiums when the Index experiences little or no volatility during the time period for which the options provide exposure (every business day).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option (the Fund) has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index. The Fund’s performance will differ from that of the Index’s value. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has sold, and changes in the value of the U.S. Treasury securities and money market funds in which the Fund invests its cash. The income generated by the Fund, mostly in the form of option premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. The Fund’s strategy is designed to provide approximately daily, 100% downside notional exposure to the Index if the Index value falls below the strike price of the put options written or rises above the strike price of the call options written. The call options and put options sold by the Fund will each have approximately equal notional values of no more than 100% of the Fund’s net assets at the time they are sold. More specifically:

Notional value refers to the value that the options control. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of put and call option contracts needed to encompass approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,666). Since 1,666 contracts will be written each for call options and put options, the total number of contracts needed is 3,332. The notional exposure would thus be approximately $10,000,000 ($60 x 100 x 1,666 = $9,996,000) from the call options and approximately $10,000,000 ($60 x 100 x 1,666 = $9,996,000) from the put options, summing to a total notional exposure of approximately $20,000,000 ($19,992,000) or 200% of the Fund’s net assets.

Possible Outcomes of Short Strangle Strategy

On days when the Index increases in value beyond the strike price of the sold call options, the potential loss on the option is essentially unlimited, as the value of the Index can theoretically rise indefinitely. On days when the Index decreases in value beyond the strike price of the sold put options, the potential loss on the options is the difference between the strike price of the put options and 0, as the value of the Index can theoretically decrease to 0. These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the Index increases in value, but not up to the value of the strike price of the sold call options, the call options sold by the Fund will expire out-of-the-money (along with the sold put options) and the Fund will benefit from the option premium income it received in connection with the sale of the options.

●	On days when the Index increases in value beyond the strike price of the sold call options, the Fund’s sold call options will expire “in-the-money” and the Fund will owe the purchaser of the call options the difference between the settlement value of the Index and the strike price of the sold call options. On such days, the potential loss on the option is essentially unlimited, as the value of the Index can theoretically rise indefinitely. However, such a loss will always be offset to some degree by the option premium income the Fund received from the sold options.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the Index decreases in value, but not down to the value of the strike price of the sold put options, the put options sold by the Fund will expire out-of-the-money (along with the sold call options) and the Fund will benefit from the option premium income it received in connection with the sale of the options.

●	On days when the Index decreases in value beyond the strike price of the sold put options, the Fund’s sold put options will expire in-the-money, and the Fund will owe the purchaser of the put options the difference between the settlement value of the Index and the strike price of the sold put options. On such days, the potential loss on the options is the difference between the strike price of the put options and 0, as the value of the Index can theoretically decrease to 0. However, such a loss will always be offset to some degree by the option premium income the Fund received from the sold options.

The following graph illustrates the gain/loss characteristics of the short strangle strategy:

~~In this example~~For purposes of this illustration, assume:

-	the value of the Index is $5,250

-	a short call option on the Index is sold at a strike price of $5,330 (above the price of the Index)

-	a short put option on the Index is sold at a strike price $5,170 (below the price of the Index)

If, upon expiration of the options (one day):

1.	~~If~~  the value of the Index is between $5,170 and $5,330 ~~upon expiration of the options (one day)~~, the call and the put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options ($2.20, as depicted by the horizontal portion of the ~~yellow~~ green line in the graph).

2.	~~If~~ the value of the Index increases to above $5,330, the strategy suffers a loss of the difference between the strike price of the option and the value of the Index (as depicted by the downward red arrow on the right side of the graph).

3.	~~If~~ the value of the Index decreases to below $5,170, the strategy suffers a loss of the difference between the strike price of the option and the value of the Index (as depicted by the downward red arrow on the left side of the graph).

Any losses incurred are partially offset by the premium income received for the options sold.

Themes S&P 500 Enhanced Iron Condor Income ETF

Investment Objective

The Themes S&P 500 Enhanced Iron Condor Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as the “iron condor” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (typically, every business day). On days when the Index experiences volatility (positive or negative), the Fund has the potential to incur losses (on any given day). This strategy involves selling (or “writing”) out-of-the-money call and put options on the Index, each with approximately equal notional values not exceeding 200% of the Fund’s net assets at the time of sale, while simultaneously buying call and put options on the Index with strike prices even farther out-of-the-money, also each with approximately equal notional values not exceeding 200% of the Fund’s net assets at the time of sale, all with the same expiration date (the next day).

Iron Condor Strategy

To implement this strategy, every business day the Fund will:

(1)	write call options on the S&P 500 Index each at a strike price (the price at which the option can be exercised) above the current value of the Index (a “short call”), and

(2)	write put options on the S&P 500 Index each at a strike price below the current value of the Index (a “short put”);

and, simultaneously:

(3)	buy call options on the S&P 500 Index each at a strike price farther above the current value of the Index than the short call sold (a “long call”), and

(4)	buy put options on the S&P 500 Index each at a strike price farther below the current value of the Index than the short put sold (a “long put”).

The combination of these options positions creates what is known as an “iron condor.” Each of these options will typically have one day to expiration and will be considered “out-of-the-money” (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts) when bought or sold by the Fund. The put and call options will be bought and sold in tandem and reestablished daily. Specifically, a corresponding short put option will be sold for every short call option sold and a corresponding long put option will be bought for every long call option bought. The strike price of each short option will be as close to equidistant as possible from the value of the Index when written (the short call strike will be higher and the short put strike will be lower), and the strike prices of each long option will be as close to equidistant as possible from the value of the Index when purchased (the long call will be higher and the long put will be lower).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for cash (a “premium”), the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund seeks to make monthly distributions through a steady income generated by regularly selling the options detailed above, commonly referred to as “call spreads” and “put spreads.” The “call spread” is the difference between the strike prices of the Fund’s short call and the long call and the “put spread” is the difference between the Fund’s short put and the long put. The Fund will enter into the same number of option contracts for the long and short legs of each spread with the same expiration dates and same notional value; however, the positions will have different strike prices. The options in the call spread will be approximately equidistant to the value of the Index as the corresponding options in the put spread. The Fund aims to provide an “enhanced” yield compared to other option-based strategies by frequently selling short-term options, typically with a one-day duration, at twice the notional amount of the Fund’s assets. This method may result in higher income than an approach of selling longer-term options over the same period at their notional amount. As the seller of the short call and short put options, the Fund receives a premium from the purchaser and, as the buyer of the long call and long put options, the Fund pays a premium to the seller. Because the long options purchased are farther out-of-the-money than the short options sold, their premiums are lower than the written options, so there is a net credit to the Fund when placing the trade. The difference between the premium income the Fund receives and the premiums paid by the Fund is the “net options premium income.”

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index and the Fund’s performance will differ from that of the Index’s performance. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has bought and sold, and changes in the value of the U.S. Treasury securities and money market funds the Fund invests its cash in. The income generated by the Fund, mostly in the form of options premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the performance of the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. When the Fund sells a put and call spread (“options spreads”) or enters into a transaction without investing an amount equal to the full economic exposure of the options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than the income generated from writing options spreads. The Fund intends to sell options spreads, each with a targeted notional value of up to 200% of the Fund’s net assets. However, the net options exposure in the Fund will not exceed 200% of the Fund’s net assets. Such investment leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged. The Fund’s strategy is designed to have approximately a daily, limited downside exposure to the Index, and the Fund’s losses are expected to be capped at the strike price of the long call options or the long put options purchased. The maximum drawdown of the Fund is the difference between the strike prices of the call spread, multiplied by 200%, or the difference between the strike prices of the put spread, also multiplied by 200%. The Fund’s call options positions and its put options positions will each have approximately equal notional values of no more than 200% of the Fund’s net assets at the time they are established. More specifically:

The Notional value of an option refers to the value that the option controls. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The notional value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of option contracts needed to have a notional value equal to approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,667). Because the Fund aims to enhance yield by writing options at twice the notional amount of the Fund’s assets, the Fund would write twice (2x) the number of contracts (1,667 x 2 = 3,334). The Fund would therefore write 3,334 short put option contracts and 3,334 short call option contracts. The notional exposure would thus be approximately $20,000,000 ($60 x 100 x 3,334) from the short call options (200% of the Fund’s net assets) and $20,000,000 ($60 x 100 x 3,334) from the short put options, totalling to $40,000,000. Because these are short positions, their notional value would be -$40,000,000 (-400% of the Fund’s net assets). Additionally, the Fund would purchase 3,334 long call option contracts and 3,334 long put option contracts which (by the same math as above) would each also have a notional exposure of $20 million (200%), totalling to $40,000,000 (400%), but because these are long positions their notional value would be +$40,000,000 (+400%). The net notional exposure of the Fund’s options positions would be zero.

Possible Outcomes of Iron Condor Strategy

The Fund’s iron condor strategy is designed to mitigate downside risk through the use of its long puts and calls and establish a controlled payoff structure (net options premium income). The iron condor is crafted to provide income, mainly through option premiums, when the S&P 500 Index exhibits minimal or no volatility during the time period for which the options provide exposure (every business day). In contrast, on days when the Index experiences significant volatility, the Fund could face losses up to twice the difference (depending on the notional value of the options in the spread) between the strike prices of the call spread or the put spread (e.g., if the notional value of the options in the spread is 200%, the Fund would lose 200% of the difference between the strike prices in the spread; if the notional value of the options in the spread is 150%, the Fund would lose 150% of the difference between the strike prices in the spread). These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options. The Fund’s call spreads and put spreads will each have a notional value of up to 200% of the Fund’s net assets at the time they are established.

The maximum gain is realized if the value of the S&P 500 Index is equal to or between the strike prices of the short options upon their expiration. The maximum loss is twice the difference between the strike prices of the call spread (or the put spread) less the net options premium income received. The maximum loss is realized if the price of the Index is above the highest strike price (the long call) or below the lowest strike price (the long put) at expiration. These long positions limit the Fund’s maximum loss to the difference between their strike prices and the strike prices of the corresponding short positions in the spread.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the S&P 500 Index increases in value, but not up to the value of the strike price of the written short call options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index increases in value beyond the strike price of the written short call options but remains below the strike price of the Fund’s long call options, the Fund’s long call options and put options expire out-of-the-money but the Fund’s written short call options expire in-the-money and the Fund owes the purchaser of the short call options up to twice the difference between the settlement value of the Index and the strike price of the written short call options. This loss to the Fund is capped however by the long call purchased by the Fund and offset by the net options premium income received.

●	On days when the Index increases in value beyond the strike price of both the Fund’s short call and long call options, the Fund’s long and short put options expire out-of-the-money but its long and short call options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to twice the difference between the strike prices of the call spread, offset by the net options premium income received. However, due to the long call purchased by the Fund, the Fund’s losses will be capped at this amount.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the S&P 500 Index decreases in value, but not down to the value of the strike price of the written short put options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of the written short put options but remains above the strike price of the Fund’s long put options, the Fund’s long put options and call options expire out-of-the-money but the Fund’s written short put options expire in-the-money, and the Fund owes the purchaser of the short put options up to twice the difference between the settlement value of the Index and the strike price of the written put options. This loss to the Fund is capped however by the long put purchased by the Fund and offset by the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of both the Fund’s short put and long put options, the Fund’s long and short call options expire out-of-the-money but its long and short put options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to twice the difference between the strike prices of the put spread, offset by the net options premium income received. However, due to the long put purchased by the Fund, the Fund’s losses will be capped at this amount.

The following graph illustrates the gain loss characteristics of the Fund’s iron condor strategy:

~~As in the example provided above,~~ For purposes of this illustration, assume the ~~Fund has net assets of $10 million and the~~ value of the Index is ~~currently at~~ $5,250. The Fund:

(1)	Sells two short call options contracts at a strike of $5,330 (above the price of the Index),

(2)	Sells two short put options contracts at a strike of $5,170 (below the price of the Index),

and, simultaneously,

(3)	Buys two long call options contracts at a strike of $5,380 (farther above the price of the Index), and

(4)	Buys two long put options contracts at a strike of $5,120 (farther below the price of the Index).

Profit Scenario:

If the value of the Index is between $5,170 and $5,330 upon expiration of the options (one day), the short call and the short put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options ($3.74, as depicted by the horizontal portion of the ~~yellow~~ green line in the graph).

Loss Scenarios:

If the value of the Index has increase~~s~~d upon expiration of the options (one day):

●	to above $5,330 but below $5,380, the strategy suffers a loss of up to twice the difference between the strike price of the short call option ($5,330) and the value of the Index less the premium received (as depicted by the downward red line on the right side of the graph).

●	to above $5,380, the strategy suffers a loss of up to twice the difference between the strike price of the short call option ($5,330) and the strike price of the long call option ($5,380) less the premium received ($96.26, as depicted by the ~~flat~~horizontal red arrow at $5,380 on the right side of the graph). This is the strategy’s maximum loss on days the Index value increases.

If the value of the Index has decrease~~s~~d upon expiration of the options (one day):

●	to below $5,170 but above $5,120, the strategy suffers a loss of up to twice the difference between the strike price of the short put option ($5,170) and the value of the Index less the premium received (as depicted by the downward red line on the left side of the graph).

●	to below $5,120, the strategy suffers a loss of up to twice the difference between the strike price of the short put option ($5,170) and the strike price of the long put option ($5,120) less the premium received ($96.26, as depicted by the ~~flat~~horizontal red arrow at $5,120 on the left side of the graph). This is the strategy’s maximum loss on days the Index value decreases.

~~Any losses incurred are partially offset by the net options premium income received.~~

Themes S&P 500 Ultra Enhanced Iron Condor Income ETF

Investment Objective

The Themes S&P 500 Ultra Enhanced Iron Condor Income ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks current income.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies of the Fund

The Fund is an actively managed ETF that seeks current income by employing an options strategy known as the “iron condor” on the S&P 500® Index (the “S&P 500 Index” or the “Index”). More precisely, the Fund aims to generate income from its options investments when the Index experiences little or no volatility during the time period for which the options provide exposure (typically, every business day). On days when the Index experiences volatility (positive or negative), the Fund has the potential to incur losses (on any given day). This strategy involves selling (or “writing”) out-of-the-money call and put options on the Index, each with approximately equal notional values not exceeding 300% of the Fund’s net assets at the time of sale, while simultaneously buying call and put options on the Index with strike prices even farther out-of-the-money, also each with approximately equal notional values not exceeding 300% of the Fund’s net assets at the time of sale, all with the same expiration date (the next day).

Iron Condor Strategy

To implement this strategy, every business day the Fund will:

(1)	write call options on the S&P 500 Index each at a strike price (the price at which the option can be exercised) above the current value of the Index (a “short call”), and

(2)	write put options on the S&P 500 Index each at a strike price below the current value of the Index (a “short put”);

and, simultaneously:

(3)	buy call options on the S&P 500 Index each at a strike price farther above the current value of the Index than the short call sold (a “long call”), and

(4)	buy put options on the S&P 500 Index each at a strike price farther below the current value of the Index than the short put sold (a “long put”).

The combination of these options positions creates what is known as an “iron condor.” Each of these options will typically have one day to expiration and will be considered “out-of-the-money” (i.e., the price of the S&P 500 is below the strike price for calls and above the strike price for puts) when bought or sold by the Fund. The put and call options will be bought and sold in tandem and reestablished daily. Specifically, a corresponding short put option will be sold for every short call option sold and a corresponding long put option will be bought for every long call option bought. The strike price of each short option will be as close to equidistant as possible from the value of the Index when written (the short call strike will be higher and the short put strike will be lower), and the strike prices of each long option will be as close to equidistant as possible from the value of the Index when purchased (the long call will be higher and the long put will be lower).

The Fund will trade exchange-traded options contracts that utilize the S&P 500 Index as the reference asset. In general, an option is a contract that gives the purchaser (holder) of the option, in return for cash (a “premium”), the right to buy from (call) or sell to (put) the seller (writer) of the option the security underlying the option at a specified exercise price. For cash-settled options such as those used by the Fund, the writer of the option has the obligation upon exercise to deliver to the purchaser the cash difference between the value of the reference asset (the Index) at expiration and the strike price of the option.

The Fund seeks to make monthly distributions through a steady income generated by regularly selling the options detailed above, commonly referred to as “call spreads” and “put spreads.” The “call spread” is the difference between the strike prices of the Fund’s short call and the long call and the “put spread” is the difference between the Fund’s short put and the long put. The Fund will enter into the same number of option contracts for the long and short legs of each spread with the same expiration dates and same notional value; however, the positions will have different strike prices. The options in the call spread will be approximately equidistant to the value of the Index as the corresponding options in the put spread. The Fund aims to provide an “enhanced” yield compared to other option-based strategies by frequently selling short-term options, typically with a one-day duration, at three times the notional amount of the Fund’s assets. This method may result in higher income than an approach of selling longer-term options over the same period at their notional amount. As the seller of the short call and short put options, the Fund receives a premium from the purchaser and, as the buyer of the long call and long put options, the Fund pays a premium to the seller. Because the long options purchased are farther out-of-the-money than the short options sold, their premiums are lower than the written options, so there is a net credit to the Fund when placing the trade. The difference between the premium income the Fund receives and the premiums paid by the Fund is the “net options premium income.”

The Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index and the Fund’s performance will differ from that of the Index’s performance. The performance differences will depend on, among other things, the value of the Index, changes in the value of Index put and call options contracts the Fund has bought and sold, and changes in the value of the U.S. Treasury securities and money market funds the Fund invests its cash in. The income generated by the Fund, mostly in the form of options premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.

While the Fund does not seek leveraged exposure to the performance of the Index, the Fund seeks to achieve and maintain exposure to the value of the Index by using the leverage inherent in options contracts. When the Fund sells a put and call spread (“options spreads”) or enters into a transaction without investing an amount equal to the full economic exposure of the options spread or transaction, it creates a form of investment leverage, which can result in the Fund losing more than the income generated from writing options spreads. The Fund intends to sell options spreads, each with a targeted notional value of up to 300% of the Fund’s net assets. However, the net options exposure in the Fund will not exceed 200% of the Fund’s net assets. Such investment leverage increases the volatility of the Fund and may result in losses greater than if the Fund had not been leveraged. The Fund’s strategy is designed to have approximately a daily, limited downside exposure to the Index, and the Fund’s losses are expected to be capped at the strike price of the long call options or the long put options purchased. The maximum drawdown of the Fund is the difference between the strike prices of the call spread, multiplied by 300%, or the difference between the strike prices of the put spread, also multiplied by 300%. The Fund’s call options positions and its put options positions will each have approximately equal notional values of no more than 300% of the Fund’s net assets at the time they are established. More specifically:

The Notional value of an option refers to the value that the option controls. It is calculated by multiplying the price of the asset underlying the option (the Index) by the options multiplier by the number of contracts. The options multiplier is the number of shares an option contract controls. Equity options each control 100 underlying shares and therefore have a 100 options multiplier.

By way of example, assume the Fund has assets of $10 million and the Index is priced at $60. The notional value of one option contract would therefore be $6,000 (the $60 Index price x the 100 options multiplier). To determine the number of option contracts needed to have a notional value equal to approximately 100% of the Fund’s net assets, the Fund’s value is divided by the value of one contract ($10,000,000 divided by $6,000 = 1,667). Because the Fund aims to enhance yield by writing options at three times the notional amount of the Fund’s assets, the Fund would write three times (3x) the number of contracts (1,667 x 3 = 5,001). The Fund would therefore write 5,001 short put option contracts and 5,001 short call option contracts. The notional exposure would thus be approximately $30,000,000 ($60 x 100 x 5,001) from the short call options (300% of the Fund’s net assets) and $30,000,000 ($60 x 100 x 5,001) from the short put options totalling to $60,000,000. Because these are short positions, their notional value would be -$60,000,000 (-600% of the Fund’s net assets). Additionally, the Fund would purchase 5,001 long call option contracts and 5,001 long put option contracts which (by the same math as above) would each also have a notional exposure of $30 million (300%), totalling to $60,000,000 (600%), but because these are long positions their notional value would be +$60,000,000 (+600%). The net notional exposure of the Fund’s options positions would be zero.

Possible Outcomes of Iron Condor Strategy

The Fund’s iron condor strategy is designed to mitigate downside risk through the use of its long puts and calls and establish a controlled payoff structure (net options premium income). The iron condor is crafted to provide income, mainly through option premiums, when the S&P 500 Index exhibits minimal or no volatility during the time period for which the options provide exposure (every business day). In contrast, on days when the Index experiences significant volatility, the Fund could face losses up to three times the difference (depending on the notional value of the options in the spread) between the strike prices of the call spread or the put spread(e.g., if the notional value of the options in the spread is 300%, the Fund would lose 300% of the difference between the strike prices in the spread; if the notional value of the options in the spread is 150%, the Fund would lose 150% of the difference between the strike prices in the spread). These losses may be incurred on any given day and shareholders who hold the Fund for multiple days can incur multiple days of such losses. However, any such losses will always be offset to some degree by the option premium income the Fund received from the sold options. The Fund’s call spreads and put spreads will each have a notional value of up to 300% of the Fund’s net assets at the time they are established.

The maximum gain is realized if the value of the S&P 500 Index is equal to or between the strike prices of the short options upon their expiration. The maximum loss is three times the difference between the strike prices of the call spread (or the put spread) less the net options premium income received. The maximum loss is realized if the price of the Index is above the highest strike price (the long call) or below the lowest strike price (the long put) at expiration.

These long positions limit the Fund’s maximum loss to the difference between their strike prices and the strike prices of the corresponding short positions in the spread.

General Impact of Increases in Value of the S&P 500 Index

●	On days when the S&P 500 Index increases in value, but not up to the value of the strike price of the written short call options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index increases in value beyond the strike price of the written short call options but remains below the strike price of the Fund’s long call options, the Fund’s long call options and put options expire out-of-the-money but the Fund’s written short call options expire in-the-money and the Fund owes the purchaser of the short call options up to three times the difference between the settlement value of the Index and the strike price of the written short call options. This loss to the Fund is capped however by the long call purchased by the Fund and offset by the net options premium income received.

●	On days when the Index increases in value beyond the strike price of both the Fund’s short call and long call options, the Fund’s long and short put options expire out-of-the-money but its long and short call options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to three times the difference between the strike prices of the call spread, offset by the net options premium income received. However, due to the long call purchased by the Fund, the Fund’s losses will be capped at this amount.

General Impact of Decreases in Value of the S&P 500 Index

●	On days when the S&P 500 Index decreases in value, but not down to the value of the strike price of the written short put options, all the options purchased or sold by the Fund will expire out-of-the-money and the Fund will benefit from the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of the written short put options but remains above the strike price of the Fund’s long put options, the Fund’s long put options and call options expire out-of-the-money but the Fund’s written short put options expire in-the-money, and the Fund owes the purchaser of the short put options up to three times the difference between the settlement value of the Index and the strike price of the written put options. This loss to the Fund is capped however by the long put purchased by the Fund and offset by the net options premium income received.

●	On days when the Index decreases in value beyond the strike price of both the Fund’s short put and long put options, the Fund’s long and short call options expire out-of-the-money but its long and short put options are each in-the-money and the Fund will suffer its maximum loss. The Fund could face losses up to three times the difference between the strike prices of the put spread, offset by the net options premium income received. However, due to the long put purchased by the Fund, the Fund’s losses will be capped at this amount.

The following graph illustrates the gain loss characteristics of the Fund’s iron condor strategy:

~~As in the example provided above,~~ For purposes of this illustration, assume the ~~Fund has net assets of $10 million and the~~ value of the Index is ~~currently at~~ $5,250. The Fund:

(1)	Sells three short call options contracts at a strike of $ 5,330 (above the price of the Index),

(2)	Sells three short put options contracts at a strike of $5,170 (below the price of the Index),

and, simultaneously,

(3)	Buys three long call options contracts at a strike of $5,380 (farther above the price of the Index), and

(4)	Buys three long put options contracts at a strike of $5,120 (farther below the price of the Index).

Profit Scenario:

If the value of the Index is between $5,170 and $5,330 upon expiration of the options (one day), the short call and the short put options expire worthless and the strategy earns its maximum gain – the premiums received from the sold options ($5.61, as depicted by the horizontal portion of the ~~yellow~~ green line in the graph).

Loss Scenarios:

If the value of the Index has increase~~s~~d upon expiration of the options (one day):

●	to above $5,330 but below $5,380, the strategy suffers a loss of up to three times the difference between the strike price of the short call option ($5,330) and the value of the Index less the premium received (as depicted by the downward red line on the right side of the graph).

●	to above $5,380, the strategy suffers a loss of up to three times the difference between the strike price of the short call option ($5,330) and the strike price of the long call option ($5,380) less the premium received ($144.39, as depicted by the ~~flat~~  horizontal red arrow at $5,380 on the right side of the graph). This is the strategy’s maximum loss on days the Index value increases.

If the value of the Index has decreased~~s~~ upon expiration of the options (one day):

●	to below $5,170 but above $5,120, the strategy suffers a loss of up to three times the difference between the strike price of the short put option ($5,170) and the value of the Index less the premium received (as depicted by the downward red line on the left side of the graph).

●	to below $5,120, the strategy suffers a loss of up to three times the difference between the strike price of the short put option ($5,170) and the strike price of the long put option ($5,120) less the premium received ($144.39, as depicted by the ~~flat~~  horizontal red arrow at $5,120 on the left side of the graph). This is the strategy’s maximum loss on days the Index value decreases.

~~Any losses incurred are partially offset by the net options premium income received.~~